Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on December 18, 2013. Common/Preferred shareholders voted as indicated below:

                                                                Withheld
                                                   Affirmative	Authority
Re-election of Bradford K. Gallagher - Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year                              19,103,523  	  886,014

Re-election of James A. Jacobson* - Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year                                     3,635       143

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV.
John C. Maney+ and Alan Rappaport*, continued to serve as Trustees of the Funds.

*  Preferred Shares Trustee
+  Interested Trustee